Management’s Responsibility for
Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

          The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

          The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

          The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

          The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 18, 2008

28     Northgate Annual Report | 2007

Auditors’ Report to the Shareholders

To the Shareholders of Northgate Minerals Corporation,

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the Corporation) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 18, 2008

29     Northgate Annual Report | 2007

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2007	2006

Assets
Current Assets
Cash and cash equivalents	$266,045	$262,199
Concentrate settlements and other receivables	17,101	17,960
Inventories (note 5)	35,234	26,208
Future income tax asset (note 13)	1,194	7,469
Deferred hedging loss (note 3)	—	8,583

	319,574	322,419
Other assets (note 6)	80,181	27,622
Long term receivables (note 4)	25,117	—
Deferred acquisition costs (note 4)	1,799	—
Future income tax asset (note 13)	16,507	6,291
Mineral property, plant and equipment (note 7)	121,337	159,299
Investments (note 8)	70,074	—

	$634,589	$515,631

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$35,861	$22,023
Short term loan (note 9)	44,835	—
Current portion of capital lease obligations (note 10)	2,267	2,439
Future income tax liability (note 13)	872	—

	83,835	24,462
Capital lease obligations (note 10)	282	2,586
Other long-term liabilities (note 15(A))	12,089	—
Provision for site closure and reclamation obligations (note 11)	49,120	28,197
Future income tax liability (note 13)	2,487	12,638

	147,813	67,883
Shareholders’ Equity (note 12)
Common shares	309,455	307,914
Contributed surplus	3,940	2,596
Accumulated other comprehensive income (note 3)	(3,282)	—
Retained earnings	176,663	137,238

	486,776	447,748

	$634,589	$515,631

Commitments and contingencies (notes 4, 10 and 16)
Subsequent events (notes 4 and 8)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Patrick D. Downey, Director	Terrence A. Lyons, Director

30     Northgate Annual Report | 2007

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31
Thousands of US dollars, except share and per share amounts	2007	2006

Revenue	$337,546	$411,313

Cost of sales	226,933	224,584
Administrative and general	10,461	8,209
Depreciation and depletion	34,140	35,591
Net interest income	(17,124)	(4,013)
Exploration	29,887	11,449
Currency translation loss (gain)	(6,704)	1,922
Accretion of site closure and reclamation costs	2,559	1,553
Writedown of mineral property (note 7)	31,815	—
Other expense (income) (note 4 and 16)	(7,820)	8,423

	304,147	287,718

Earnings before income taxes	33,399	123,595
Income tax recovery (expense) (note 13)
Current	(6,446)	(5,406)
Future	12,472	(11,447)

	6,026	(16,853)

Net earnings	$39,425	$106,742

Other comprehensive income
Reclassification of net realized gains on
available for sale securities to net earnings	(315)	—
Unrealized loss on available for sale securities	(3,296)	—
Reclassification of deferred losses on gold forward contracts
to net earnings, net of tax of $9,843	19,005	—

	15,394	—

Comprehensive income	$54,819	$106,742

Net earnings per share
Basic	$0.16	$0.50
Diluted	$0.15	$0.48
Weighted average shares outstanding
Basic	254,166,789	215,609,932
Diluted	255,257,756	222,892,929

The accompanying notes form an integral part of these consolidated financial statements.

31     Northgate Annual Report | 2007

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2007 and 2006 Thousands of US dollars, except share amounts	Number of Common Shares	Common Shares Amount	Share Purchase Warrants	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance at December 31, 2005	214,011,246	$195,565	$8,715	$1,657	$30,496	$—	$236,433

Shares issued under
employee share purchase plan	145,551	304	—	—	—	—	304

Shares issued on exercise of
share purchase warrants	38,222,756	108,898	(8,715)	14	—	—	100,197

Shares issued on
exercise of options	1,320,480	2,995	—	(936)	—	—	2,059

Stock-based compensation	—	152	—	1,861	—	—	2,013

Net earnings	—	—	—	—	106,742	—	106,742

Balance at December 31, 2006	253,700,033	$307,914	$—	$2,596	$137,238	$—	$447,748

Transitional adjustment
on adoption of financial
instruments (note 3)	—	—	—	—	—	(18,676)	(18,676)

Shares issued under
employee share purchase plan	177,209	367	—	—	—	—	367

Shares issued on
exercise of options	575,620	991	—	(302)	—	—	689

Stock-based compensation	—	183	—	1,646	—	—	1,829

Net earnings	—	—	—	—	39,425	—	39,425

Other comprehensive income	—	—	—	—	—	15,394	15,394

Balance at December 31, 2007	254,452,862	$309,455	$—	$3,940	$176,663	$(3,282)	$486,776

The accompanying notes form an integral part of these consolidated financial statements.

32     Northgate Annual Report | 2007

Consolidated Statements of Cash Flows

Years ended December 31 Thousands of US dollars	2007	2006

Operating activities:
Net earnings for the year	$39,425	$106,742
Non-cash items:
Depreciation and depletion	34,140	35,591
Unrealized currency translation losses (gains)	1,362	(22)
Unrealized gain on hedge option	(10,646)	—
Accretion of site closure and reclamation costs	2,559	1,553
Amortization of hedging losses	28,848	21,375
Amortization of deferred charges	214	562
Stock-based compensation	1,829	2,014
Future income tax expense (recovery)	(12,472)	11,447
Change in fair value of forward contracts	22,746	(16,619)
Writedown of mineral property	31,815	—
Gain on sale of investments	(315)	—
Changes in operating working capital and other:
Concentrate settlements and other receivables	(3,099)	13,154
Inventories	(1,860)	(4,661)
Accounts payable and accrued liabilities	10,874	3,222
Settlement of forward contracts	(19,584)	(25,397)
Reclamation costs paid	(551)	(2,349)

	125,285	146,612

Investing activities:
Purchase of other assets	(51,000)	(1,845)
Purchase of mineral property, plant and equipment	(13,825)	(15,199)
Deferred costs paid	(1,673)	—
Acquisition of receivables (note 4)	(25,434)	—
Purchase of investments	(72,922)	—

	(164,854)	(17,044)

Financing activities:
Repayment of capital lease obligation	(2,476)	(6,870)
Financing from credit facility	44,835	—
Repayment of long-term debt	—	(13,700)
Issuance of common shares	1,056	102,562

	43,415	81,992

Increase in cash and cash equivalents	3,846	211,560
Cash and cash equivalents, beginning of year	262,199	50,639

Cash and cash equivalents, end of year	$266,045	$262,199

Supplementary information
Cash paid during the year for:
Interest	$482	$1,006
Income taxes	—	484

The accompanying notes form an integral part of these consolidated financial statements.

33     Northgate Annual Report | 2007

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1	Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal assets are its 100% interest in the Kemess South mine and the Young-Davidson property.

Note 2	Significant Accounting Policies

A. Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

          The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

          Except as otherwise noted, these financial statements are expressed in United States dollars. The US$/CDN$ exchange rate as at December 31, 2007, was $1.01 (2006 – $0.86) and the average rate for the year ended December 31, 2007, was $0.93 (2006 – $0.88).

B. Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash.

C. Long-Term Investments and Receivables

Long-term investments may be designated as available for sale or loans and receivables as appropriate. Available for sale investments are measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income. Loans and receivables are carried at amortized cost. A charge to earnings will be recorded when an impairment in the value of any investment or receivable is determined to be other than temporary.

D. Inventories

Concentrate inventory is recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the manufacturing process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or replacement cost.

          Stockpiled ore not expected to be milled in the next year is classified as long-term in other assets.

E. Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable recoverable reserves.

          Plant and equipment is stated at cost less accumulated depreciation. Certain mining and milling assets are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

          Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

34     Northgate Annual Report | 2007

F. Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

G. Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. Upward revisions in the amount of undiscounted cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is amortized to operations over the life of the asset.

H. Revenue Recognition

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

I. Reporting Currency & Foreign Currency Translation

The Corporation’s primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

J. Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus.

          Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

K. Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

35     Northgate Annual Report | 2007

L. Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate, values of concentrate in inventory and in transit, valuation of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

M. Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options and warrants.

N. Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian dollar operating costs.

          The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period, unless the instrument qualifies for hedge accounting. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

          Gains and losses on forward sales contracts used to hedge anticipated future sales and which qualify for hedge accounting are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

Note 3	Accounting Changes

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described as follows:

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net earnings and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category in shareholders’ equity. Upon adoption of this standard, an adjustment to AOCI of $18,676,000 was recognized and as at December 31, 2007, AOCI is comprised of unrealized losses on available for sale securities of $3,282,000.

36     Northgate Annual Report | 2007

Financial Instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

▪	Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

▪	Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

▪	Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

▪

Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

          Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations and other investments as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to AOCI in shareholders’ equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1, 2007, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of $6,914,000 was recorded with the net transitional adjustment of $13,351,000 recognized in AOCI in shareholders’ equity. Also on January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders’ equity. Changes in fair value of forward contracts are recognized in net earnings each period. The transitional adjustment and deferred hedge loss recorded in AOCI are reclassified into net earnings at the time the sales associated with the forward contracts occur.

Future Accounting Changes

Financial Instruments

In December 2006, the CICA issued section 3862 and section 3863 of the CICA Handbook, Financial Instruments – Disclosures and Financial Instruments – Presentation, respectively. Generally, the new sections will replace section 3861, Financial Instruments – Disclosure and Presentation. These sections establish standards for the presentation of financial instruments and non-financial derivatives, and identify the information that should be disclosed about them.

          Both sections are effective for the Corporation on January 1, 2008 and are expected to result in more extensive disclosures in the Corporation’s annual and interim financial statements.

Capital Disclosures

In December 2006, the CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. This section is effective for the Corporation on January 1, 2008 and is expected to result in more extensive disclosures in the Corporation’s annual and interim financial statements.

Inventory

In June 2007, the CICA issued section 3031 of the CICA Handbook, Inventories, which establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. This section is effective for the Corporation on January 1, 2008 and is only expected to impact the accounting treatment for supplies inventory and capital spares.

37     Northgate Annual Report | 2007

Note 4	Acquisition of Perseverance

On October 29, 2007, the Corporation entered into a Merger Implementation Agreement (“MIA”) for the acquisition of Perseverance Corporation Ltd. (“Perseverance”), an Australian based mining company that operates two gold mines in the Australian State of Victoria.

          As part of the MIA, the Corporation agreed to acquire all of Perseverance’s existing debt, gold forward contracts and guarantees from a major financial institution in Australia (the “Bank”). These arrangements were structured in such a way that they would be executed regardless of the outcome of the acquisition.

          On December 18, 2007, the Corporation, through an Australian subsidiary, acquired the debt instruments from the Bank for cash consideration (in Australian dollars (A$)) of A$29,637,000 ($25,434,000) and comprised the following:

▪	Lease Receivables totalling A$1,012,000. All remaining lease and residual payments are due in the first quarter of 2008 and are included in other receivables.

▪

Bridge Facility of A$25,000,000 of which two tranches totalling A$5,500,000 had been drawn. The tranches accrue interest daily at the Bank Bid Swap Rate (“BBSY”) published in the Australian Financial Review plus a margin of 4.50% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility has a maturity date of May 28, 2010.

▪

Cash Advance Facility of A$23,125,000, which has been fully drawn, bearing interest daily at the BBSY rate plus a margin of 1.4% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility will be reduced to A$15,000,000 on May 28, 2009, and the remaining balance matures on May 28, 2010.

          Both the Bridge Facility and the Cash Advance Facility are secured by a fixed and floating charge over the assets of Perseverance’s subsidiaries, a mining tenement mortgage over tenements held by a subsidiary of Perseverance, and guarantees by Perseverance and all its subsidiaries. As at December 31, 2007, other receivables included $888,000 of lease receivables and the amounts outstanding under the Bridge and Cash Advance Facilities totalling $25,117,000 are included in long-term receivables.

          With respect to the Perseverance gold forward contracts, the Corporation is required to acquire the contracts on the earlier of the completion of the acquisition or June 30, 2008, for a maximum purchase price of A$50,568,000 ($43,397,000). If the Corporation elects to exercise its option to acquire the contracts on an earlier date, the purchase price is reduced by an interest rate factor as prescribed. The Bank also has the right to require the Corporation to acquire the contracts at the maximum price less the prescribed interest factor if the acquisition does not proceed. The Corporation has determined that the arrangement is a derivative instrument and has recognized it at fair value. The fair value of this derivative instrument, based primarily on the value of the underlying forward contracts at December 31, 2007, resulted in a mark-to-market gain of $10,646,000, which was recorded in the balance sheet as other assets and in net earnings as other income.

          On February 18, 2008, the Corporation completed the acquisition of Perseverance and consideration of A$230,200,000 ($210,300,000) was paid to Perseverance securityholders pursuant to the MIA as follows:

▪	A$0.20 cash per ordinary share (total of A$177,900,000);

▪	A$0.08 cash for each of the Perseverance warrants (total of A$14,100,000);

▪	A$100,000 (face value) plus accrued interest per convertible subordinated note (total of A$37,400,000); and,

▪	A$800,000 to cancel executive options outstanding.

          In connection with the acquisition, the Corporation was required to pledge A$109,400,000 of cash and short-term deposits as a Stand-By Letter of Credit (“SBLC”). A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. As at December 31, 2007, the remaining SBLC of A$58,700,000 was held as a pledge against Perseverance’s gold forward contracts and guarantees. In conjunction with the completion of the acquisition, the gold forward contracts were acquired for A$49,307,000 ($45,550,000) and the guarantees were cash collateralized by the Corporation for A$8,020,000 ($7,434,000). Consequently, the SBLC was reduced to $100,000.

          As part of the acquisition of Perseverance, the Corporation entered into an advisory agreement with a major investment bank in Canada to act as financial and capital market advisor with respect to the transaction. Under the terms of the agreement, the Corporation is committed to pay certain advisory fees and other costs upon successful completion of the transaction in the amount of CDN$1,475,000.

38     Northgate Annual Report | 2007

Note 5	Inventories

	2007	2006

Concentrates	$10,501	$12,464
Stockpiled ore	11,871	3,440
Supplies	12,862	10,304

	$35,234	$26,208

Note 6	Other Assets

	2007	2006

Restricted cash	$69,125	$14,940
Stockpiled ore inventory	—	8,424
Unrealized gain on copper forward contracts (note 15(A))	—	3,634
Unrealized gain on hedge option (note 4)	10,646	—
Deferred lease charges, net of cumulative amortization of $5,455 (2006 – $5,241)	410	624

	$80,181	$27,622

          Restricted cash consists of the following items:

•

CDN$17,409,000 (2006 – CDN$17,409,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at the Kemess South mine and the Young-Davidson property (note 11).

•	A$58,700,000 (2006 – nil) of cash and short-term deposits pledged by the Corporation relating to the acquisition of Perseverance (note 4).

Note 7	Mineral Property, Plant and Equipment

2007	Cost	Accumulated Depreciation, Depletion and Write-Down	Net Book Value

Mineral property, plant and equipment	$331,508	$229,183	$102,325
Mineral properties (non-producing)	50,827	31,815	19,012

	$382,335	$260,998	$121,337

2006	Cost	Accumulated Depreciation, Depletion and Write-down	Net Book Value

Mineral property, plant and equipment	$305,398	$195,043	$110,355
Mineral properties (non-producing)	48,944	—	48,944

	$354,342	$195,043	$159,299

          Mineral properties (non-producing) as at December 31, 2007 and 2006 include acquisition costs and deferred development costs for the Young-Davidson property and the Kemess North property less accumulated write-downs. These costs are not currently being amortized.

          The Joint Federal-Provincial Environmental Review Panel (the “Panel”) for the Kemess North project completed its review during the year and concluded that the project not be permitted to proceed. As the likelihood is remote that the Panel’s decision will be reversed, the Corporation wrote off the full carrying value of $31,433,000 of its investment in Kemess North in 2007.

          In light of the Panel’s decision, the Corporation has also written off the full carrying value of $382,000 of its investment in the nearby Sustut property, which was dependent on the issuance of permits for Kemess North.

39     Northgate Annual Report | 2007

Note 8	Investments

The Corporation’s investment portfolio comprises the following:

	2007	2006

Auction rate securities (“ARS”)	$69,397	$—
Other	677	—

	$70,074	$—

          The Corporation maintains a portion of its investments in AAA rated ARS, which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, a number of auctions began to fail and the Corporation is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. The Corporation’s ARS investments were originally structured and marketed by a major US investment bank.

          The fair value of the Corporation’s ARS holdings at December 31, 2007 was $69,397,000, which reflects a $3,203,000 adjustment to the original fair value of $72,600,000. This adjustment was recorded into other comprehensive income as the Corporation believes this decline in value to be temporary. All of the Corporation’s ARS investments continue to make regular cash interest payments.

          Historically, given the liquidity created by the auction process, ARS were presented as current assets on the Corporation’s balance sheet. Given the continued failure of these auctions and the uncertainty as to when liquidity will return, ARS have been reclassified as non-current assets.

          Rating agencies such as S&P, Moody’s and Fitch monitor the credit rating of bond insurer institutions (monoline insurers), some of which were insurers of a portion of the ARS held by the Corporation. In late January, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. Approximately 57% of the Corporation’s ARS holdings are insured. All of the Corporation’s uninsured ARS continue to be rated AAA and Aaa, as applicable.

          The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.

          If uncertainties in the credit and capital markets persist or the Corporation experiences downgrades on its ARS holdings, the Corporation may incur impairments which may be judged to be other than temporary and result in the recognition of an impairment loss in net earnings.

          The balance of the Corporation’s long-term investments comprises of equity investments in publicly listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.

          The Corporation invests a significant amount of its excess cash in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

Note 9	Short-Term Loan

In December 2007, the Corporation secured a loan in the amount of $48,716,000 from the same US investment bank which structured and marketed the Corporation’s ARS investments. The loan bears interest at LIBOR plus 100 basis points and matures on June 6, 2008. At December 31, 2007, the balance of the loan, including accrued interest, was $44,835,000.

Note 10	Lease Obligations

	2007	2006

Future capital lease obligations	$2,641	$5,360
Less: interest	(92)	(335)

Present value of capital lease obligations	$2,549	$5,025
Less: current portion	(2,267)	(2,439)

	$282	$2,586

40     Northgate Annual Report | 2007

          The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to two years.

          Future capital lease principal payments as of December 31, 2007, are as follows.

2008	$2,267
2009	282

$2,549

          The Corporation also leases equipment under a long-term operating lease that expires on August 31, 2009. The annual payment under this lease is $648,000 in 2008 and $486,000 in 2009.

Note 11      Site Closure and Reclamation Obligations

Minimum standards for mine reclamation have been established by Federal and Provincial governmental agencies. Under current regulations, the Corporation is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities at the Kemess South mine and the Young-Davidson property. In the future, these standards and regulations may change.

          Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

          In 2007, the Corporation revised the undiscounted estimate for the Kemess South mine site closure and reclamation costs used in the determination of the provision. In addition, the Corporation changed the estimated timing of when the costs would be paid.

          The continuity of the provision for site closure and reclamation costs is as follows:

	2007	2006

Balance, beginning of year	$28,197	$26,193
Effect of change in estimated future cash flows	13,343	2,642
Site closure and reclamation liability incurred	88	222
Accretion expense	2,559	1,553
Reclamation costs paid	(551)	(2,349)
Effect of foreign exchange	5,484	(64)

Balance, end of year	$49,120	$28,197

          The undiscounted estimate of site closure and reclamation costs used in the determination of this provision total $53.6 million ($53.1 million for the Kemess South mine and $0.5 million for the Young-Davidson property). The cost in 2006 was $36.8 million ($36.3 million for Kemess South and $0.5 million for Young-Davidson). The majority of the site closure costs at Kemess South are expected to be spent between 2008 and 2012 with some expenditures, such as monitoring, to be spent in excess of 100 years after the mine closes. The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 6.25% (2006 – 6.00%) and the inflation rate used to determine future expected cost is 2.29% (2006 – 2.00%).

          At December 31, 2007, the Corporation had security bonds totalling CDN$17,409,000 (2006 – CDN$17,409,000) posted in connection with its reclamation permit for the Kemess South mine and the Young-Davidson property (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of CDN$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009 for the Kemess South mine. In 2007, the BC Ministry of Energy, Mines and Petroleum Resources exempted the Corporation from the current year installment as a result of reclamation activity undertaken by the Kemess South mine.

41     Northgate Annual Report | 2007

Note 12           Shareholders’ Equity

A. Share Capital

(i) Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.
100,000,000,000,000 Class B preference shares, without par value.
100,000,000,000,000 common shares, without par value.

         The Corporation’s remaining publicly traded common share purchase warrants expired on December 28, 2006 and no further warrants were issued in 2007. In 2006, a total of 37,908,233 of the purchase warrants were exercised.

B. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the closing market price of the Corporation’s common shares on the date prior to the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years. Vesting is at the discretion of the Board of Directors. A further 8,803,400 stock options were available for issue under the plan at December 31, 2007.

         The continuity of options granted and outstanding under the stock option plan is as follows.

	2007			2006

	Number	Average Exercise Price (CDN$	)	Number	Average Exercise Price (CDN$	)

Balance, beginning of year	4,655,340	2.15		4,723,320	1.87
Granted	1,475,000	4.02		1,427,000	2.66
Exercised	(575,620)	1.31		(1,320,480)	1.70
Cancelled	(358,120)	2.80		(174,500)	2.23

Balance, end of year	5,196,600	2.73		4,655,340	2.15

Exercisable	2,758,900	2.36		2,097,340	1.90

          Details of the options outstanding as at December 31, 2007, are as follows.

	Outstanding Options					Exercisable Options

Exercise Price (CDN$)	Number of Options	Weighted Average Remaining Life (years	)	Weighted Average Exercise Price (CDN$	)	Number of Vested Options	Weighted Average Exercise Price (CDN$	)

$0.91 – $1.78	876,900	0.90		$1.48		801,600	$1.46
$1.79 – $1.84	769,900	3.85		$1.79		449,900	$1.80
$1.85 – $2.65	1,209,200	5.01		$2.57		504.800	$2.55
$2.66 – $4.07	2,340,600	4.96		$3.58		1,002,600	$3.23

	5,196,600	4.12		$2.73		2,758,900	$2.36

          During the year ended December 31, 2007, the Corporation recognized stock-based compensation expense of $1,646,000 (2006 – $1,862,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2007 was CDN$2.03 (2006 – $1.45) per share. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions.

	2007	2006

Risk-free interest rate	4.0%	4.0%
Annual dividend rate	—	—
Expected stock price volatility	53%	58%

          The expected life of the options used in the option-pricing model was determined to be five years.

42          Northgate Annual Report | 2007

          For purposes of the fully diluted earnings per share calculations, 1,528,600 shares (2006 – nil) were excluded from the calculation of the weighted average number of shares outstanding, as the exercise prices of the options were higher than the average market price of the Corporation’s shares in those periods.

C. Employee Share Purchase Plan

Under the terms of the ESPP, full-time employees of Northgate can buy treasury shares of the Corporation up to 5% of their base salary at the current market price and the Corporation contributes additional shares equal to 50% of the employees’ contribution. During the year ended December 31, 2007, the Corporation recognized $183,000 (2006 – $152,000) in stock-based compensation expense associated with the ESPP.

Note 13	Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:

	2007	2006

Earnings before taxes	$33,399	$123,595
Canadian income tax rate	34.12%	36.12%

Tax based on statutory income tax rate	$11,396	$44,643
Expenses not deductible or income not taxable	3,003	(6,004)
Effect of resource allowance	—	(2,599)
Change in valuation allowance and tax rates	6,240	(21,523)
Effect of foreign exchange	(24,514)	(2,335)
Mining taxes	(2,151)	5,406
Other	—	(735)

Income tax expense (recovery)	$(6,026)	$16,853

          The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2007	2006

Future income tax assets
Non-capital loss carry forwards	$4,225	$14,539
Net capital loss carry forwards	30,960	26,957
Reclamation liabilities	11,539	9,546
Unrealized loss on copper forward contracts (note 15(A))	1,564	—
BC mineral tax deductions	16,660	10,815
Other	592	—

Future income tax assets	$65,540	$61,857
Valuation allowance applied	(30,960)	(31,481)

Total future income tax assets	34,580	30,376

Future income liabilities
Mineral, property, plant & equipment	(20,238)	(21,705)
Unrealized gain on copper forward contracts (note 15(A))	—	(5,550)
Other	—	(1,999)

Total future income tax liabilities	(20,238)	(29,254)

Net future income tax asset	$14,342	$1,122

Allocated as follows:
Current portion of future income tax asset	$1,194	$7,469
Non-current portion of future income tax asset	16,507	6,291
Current portion of future income tax liability	(872)	—
Non-current portion of future income tax liability	(2,487)	(12,638)

Net future income tax asset	$14,342	$1,122

43     Northgate Annual Report  |  2007

          At December 31, 2007, the Corporation and its subsidiaries had non-capital losses of approximately CDN$13,230,000 available for Canadian Federal income tax purposes, which are due to expire in the taxation years 2008 to 2016. The Corporation also has approximately CDN$178,375,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

Note 14	Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All revenues are earned and mineral property, plant and equipment are located in Canada. For all periods presented, all revenues and concentrate receivables are from one customer pursuant to a concentrate sales agreement.

Note 15	Financial Instruments

A.

In 2007, the Corporation settled all of its remaining gold forward sales commitments at a cost of $22,559,000. A loss of $31,142,000 was charged to income in 2007, which included the deferred hedging loss of $8,583,000. At December 31, 2006, the Corporation had forward sales commitments to deliver 60,000 ounces of gold at an average price of $307 per ounce. The unrealized loss at the end of the prior year was approximately $20,265,000 based on the quoted market price provided by the counter party.

          At December 31, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of 28,250 metric tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts maturing from January 2008 through October 2010 at an average forward price of $2.86 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata Canada Corporation under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at December 31, 2007, was a net loss of $4,965,000 (2006 – a net gain of $15,488,000) of which a gain of $7,124,000 is included in concentrate settlements and other receivables for contracts expiring in 2008 and a net loss of $12,089,000 is included in other long-term liabilities.

B.

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying values of lease receivables, capital lease obligations and the short-term credit facility approximate fair values based on market rates of interest.

C.	The long-term receivables acquired as part of the Perseverance acquisition are valued at amortized cost. The fair value of the receivables approximates carrying value based on market interest rates.

D.	The Corporation monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

Note 16	Commitments and Contingencies

In May 2006, the Corporation launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd. (“Aurizon”). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against the offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation accrued an estimate of these costs and damages as a charge to earnings in 2007 and 2006.

          In June 2006, the Corporation entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of its existing Kemess South mine. The Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of CDN$1,000,000 per year over the remaining Kemess South mine life.

          The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

44     Northgate Annual Report  |  2007